MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
For the three months ended March 31, 2006

This Management’s discussion and analysis (the “MD&A”) dated May 8, 2006, includes Fairmont Hotels & Resorts Inc. operating and financial results for the three months ended March 31, 2006. This document is based on the segmented financial information of our operations presented in note 9 of the unaudited consolidated financial statements and should be read in conjunction with our 2005 Annual Report. Except as disclosed in this document, as of May 8, 2006, there has been no material change in the information disclosed in the MD&A for the year ended December 31, 2005.

The financial statements of Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in United States dollars unless otherwise indicated.

Forward Looking Information
This document contains forward-looking information based on our best estimates of the current operating environment. These forward-looking statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “guidance” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found starting on page 31 of the 2005 Annual Report in the section entitled “Risks and Uncertainties”. There is significant risk that our predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results to differ materially from our expectations. We disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures
We use non-GAAP measures to assess our operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies.

Revenue per available room (“RevPAR”) is calculated as room revenue divided by the number of room nights available. Management considers RevPAR to be a meaningful indicator of hotel operations because it measures the period-over-period change in room revenues relative to the number of room nights available. Investors and analysts also use it as a measure of the Company’s operating performance. However, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR’s calculation of RevPAR is different than the calculations used by other entities.

EBITDA is defined as earnings before interest, taxes and amortization. Management considers EBITDA to be a meaningful indicator of operations and uses it as the primary measure to assess the operating performance of the Company’s business segments. EBITDA provides us with an understanding of the Company’s operating results before the impact of investing and financing transactions and income taxes. It also facilitates comparisons between the Company and its competitors. Investors, analysts and our lenders also use it as a measure of the Company’s financial performance. However, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR’s calculation of EBITDA is different than the calculations used by other entities. The table below provides a reconciliation of EBITDA to net income.

Reconciliation of EBITDA to Net Income

	Three months ended March 31
(millions of dollars)	2006	2005

EBITDA	$30.2	$22.2
Deduct:
Amortization	15.5	16.5
Interest expense, net	2.7	7.2
Income tax expense (recovery)	6.8	2.5
Net income (loss)	$5.2	$(4.0)

Industry Update

There continues to be solid upward momentum in the North American hotel industry. In the United States, robust economic conditions have led to continued demand growth for lodging. This factor, coupled with limited hotel supply growth in the luxury and upper-upscale hotel segments, has resulted in a combination of favorable pricing and solid occupancy growth. The Canadian lodging industry continues to feel the effects of the strong Canadian dollar and challenges at border crossings. However, relatively good snow conditions across the country resulted in strong resort hotel fundamentals during the quarter compared to the previous year.

Financial Highlights

	Three months ended March 31
(millions of dollars, except per share data)	2006	2005
Revenues	$208.6	$179.3
EBITDA	30.2	22.2
Net income (loss)	5.2	(4.0)
Earnings (loss) per share
Basic	0.07	(0.05)
Diluted	0.07	(0.05)
Dividends declared	-	-

Total Assets	2,479.6	2,411.0
Total Debt	381.2	449.0
Shareholders Equity	1,700.3	1,614.7

Corporate Developments
On January 30, 2006, Fairmont announced that it had entered into an Acquisition Agreement with a Canadian company owned by affiliates of Kingdom Hotels International (“Kingdom”) and Colony Capital (“Colony”), for the acquisition of all of Fairmont’s outstanding common shares at a price of $45.00 per share in cash. The transaction was unanimously approved by Fairmont’s Board of Directors following the receipt of a recommendation of the Special Committee of the Board.

In April, the transaction received both shareholder and court approvals. In May, all regulatory approvals required to complete the acquisition were obtained. The expected closing date of the transaction is May 11.

Results of Operations

We continue to experience strong growth from the corporate meetings segment in the U.S., and at our International destinations. Our owned portfolio generated significant revenue growth over the prior period. Our management operations have also realized significant gains as a result of the favorable supply and demand conditions currently affecting the lodging industry.

Hotel Ownership Operations
Revenues from hotel ownership operations were $150.1 million in the first quarter of 2006 compared to $148.7 million in the prior year. Excluding the results of The Fairmont Orchid, Hawaii that was sold in December 2005, revenues from hotel ownership operations were up 14.6%. The improvement in performance was driven by double-digit revenue growth at a number of properties including The Fairmont Scottsdale Princess, The Fairmont Acapulco Princess, The Fairmont Chateau Lake Louise, The Fairmont Southampton and The Fairmont Copley Plaza.

Owned Hotels & Resorts	Three Months ended March 31
	2006	2005	Variance
Worldwide
RevPAR	$128.90	$115.35	11.7%
ADR	200.31	193.45	3.5%
Occupancy	64.4%	59.6%	4.8 points

Canada
RevPAR	$113.04	$101.18	11.7%
ADR	180.39	166.38	8.4%
Occupancy	62.7%	60.8%	1.9 points

U.S.
RevPAR	$203.65	$183.05	11.3%
ADR	268.99	266.03	1.1%
Occupancy	75.7%	68.8%	6.9 points

International
RevPAR	$118.88	$105.88	12.3%
ADR	192.23	195.86	-1.9%
Occupancy	61.8%	54.1%	7.7 points

1) ADR (average daily rate) is defined as room revenue per occupied room.
Comparable Hotels are considered to be properties that were fully open and under our management for at least the entire current and prior periods. Comparable Owned Hotel statistics exclude properties under major renovation that would have a significant adverse effect on the properties' primary operations, or properties that were sold during the period.

Exclusion: The Fairmont Orchid, Hawaii

EBITDA from our hotel ownership operations of $27.7 million in 2006 was up from $19.9 million last year. Excluding the results of The Fairmont Orchid, EBITDA increased 67.5%. The increase in EBITDA was a result of higher revenues and proportionately lower operating costs at the Canadian and International owned hotels. Overall, EBITDA margins at our owned hotels increased to 18.5% from 13.4% in 2005 with strong margin improvements throughout the portfolio.

Revenues from the Canadian properties were up 11.2% compared to the same period in 2005 lead by The Fairmont Chateau Lake Louise, which continued to benefit from the strong corporate meetings segment. When adjusted for the year-over-year appreciation of the Canadian dollar, revenues from our Canadian properties were up 4.8% with a 1.9 percentage-point increase in occupancy and a foreign exchange adjusted increase in RevPAR of 5.2%.

Excluding the impact of The Fairmont Orchid that was sold in December 2005, revenues for the quarter from U.S. properties increased 15%. The Fairmont Copley Plaza, and The Fairmont Scottsdale Princess had significant revenue increases (approximately 20% and 14% respectively) over the first quarter of 2005.

Revenues from the International owned hotels increased 17.9% to $49.8 million in 2006 from $42.3 million in 2005, fuelled by increased occupancy rates. The Fairmont Acapulco Princess and The Fairmont Southampton had the largest impact on revenues during the quarter, benefiting from strong demand from the corporate meetings segment.

Income from Equity Investments
Our hotel ownership operations include equity income from minority investments in certain of our managed hotels as well as our investment in Legacy. Losses from these investments were $6.4 million compared to $5.9 million in 2005. The primary reason for the higher losses resulted from our equity investment in The Fairmont Le Manoir Richelieu. As a result of a six-month labor strike (which was settled in early March 2006) we experienced a loss of $0.9 million in the first quarter, compared to equity income of $0.3 million in the same period in 2005.

Real Estate Activities
Real estate activities generated EBITDA of $2.2 million compared to $1.1 million in 2005. In 2006, we completed the sale of two parcels of land in Toronto, Ontario for net proceeds of $28.3 million, including vendor take-back mortgages of $18.7 million. FHR recorded an after tax gain of $3.0 million related to these transactions. During the quarter, Fairmont Heritage Place (“FHP”), the Company’s private residence club product, produced $4.2 million in revenues and a $0.4 million loss to EBITDA. FHP revenues for the same period in 2005 were $7.1 million with EBITDA of $1.2 million. FHP recognizes revenue related to projects under construction on a percentage-of-completion method and as a result, revenues will differ from quarter to quarter depending on construction activity. In March 2005, the second phase of the 50 planned residences adjacent to The Fairmont Acapulco Princess was opened. The third phase, consisting of an additional 14 homes is scheduled to open during the fourth quarter of 2006.

Management Operations
Fairmont
In the first quarter of 2006, revenues under management were $451 million, up 3.7% from 2005. The addition of the Fairmont Newport Beach and the Kenyan hotels contributed about 42% of this increase. Improved occupancy and room rates, together with the appreciation of the Canadian dollar contributed to the balance of the increase.

Fairmont earned fee revenues of $15.7 million in the quarter, a 6.1% improvement over 2005. This increase consists primarily of higher base management fees, which rose commensurate with the increase in revenues under management. Fee revenues included $5.0 million from our owned properties in 2006 compared to $4.9 million in 2005.

The Fairmont managed portfolio generated first quarter EBITDA of $8.6 million in 2006, down from $10.2 million in the prior year. The decrease in EBITDA was primarily due to an increase in general and administrative expenses of our management operations relating primarily to long-term incentive costs. These costs increased by $1.5 million year-over-year. The EBITDA margin for our management operations was approximately 55% in 2006, down from 69% in 2005.

For the Fairmont portfolio of comparable hotels, RevPAR increased 12.7% to $131.76. This increase was driven by the U.S. properties, which experienced RevPAR improvement of 16.6% over 2005. Results at the Canadian and International properties also showed improvement with a RevPAR increase of 5.5% (when measured in Canadian dollars) for the Canadian portfolio and an 8.6% increase for the International portfolio.

Fairmont Managed Hotels	Three Months ended March 31
	2006	2005	Variance
Worldwide
RevPAR	$131.76	$116.92	12.7%
ADR	206.77	195.31	5.9%
Occupancy	63.7%	59.9%	3.8points

Canada
RevPAR	$91.69	$81.84	12.0%
ADR	158.25	145.86	8.5%
Occupancy	57.9%	56.1%	1.8 points

U.S.
RevPAR	$184.56	$158.24	16.6%
ADR	255.39	241.69	5.7%
Occupancy	72.3%	65.5%	6.8 points

International
RevPAR	$145.98	$134.48	8.6%
ADR	227.39	225.62	0.8%
Occupancy	64.2%	59.6%	4.6 points

Exclusions: The Fairmont New Orleans (renovation); The Plaza (ceased management in April 2005); The Fairmont Kansas City (ceased management in January 2006); The Fairmont Glitter Bay (ceased management July 2005); The Norfolk Hotel, Mount Kenya Safari Club, the Aberdare Country Club, The Ark and the Mara Safari Club (assumed management of five Kenyan properties in May 2005); Fairmont Newport Beach (assumed management July 2005)

Delta Hotels Limited (“Delta”)
Revenues under management were $97 million, a 15.3% increase from 2005. RevPAR for Delta’s Comparable Hotels increased 13.3% over 2005 resulting from a 10.4% improvement in ADR and a 1.6-point increase in occupancy. When measured in Canadian dollars, RevPAR was up approximately 6.7% over 2005.

Delta Managed Hotels	Three Months ended March 31
	2006	2005	Variance
RevPAR	$67.60	$59.67	13.3%
ADR	111.40	100.91	10.4%
Occupancy	60.7%	59.1%	1.6 points

Other Items

Revenues and Expenses from Managed and Franchised Properties
Other revenues and expenses from managed and franchised properties represent the expenditure and recovery of central marketing, reservation and other services that we provide on a cost recovery basis under the terms of our management and franchise agreements. The net difference represents the portion of amounts spent in excess of recoveries from managed hotels that are owned by third parties.

Amortization
Amortization expense was $15.5 million in 2006 compared to $16.5 million in 2005. This decrease is mainly due to the sale of The Fairmont Orchid in 2005.

Interest Expense, Net
Net interest expense of $2.7 million was down from $7.2 million in 2005. This decrease was primarily due to increased interest income on the proceeds from the sale of The Fairmont Orchid.

General and Administrative Expenses
General and administrative expenses for the quarter were $10.5 million compared to $10.6 million for the first quarter of 2005. Included in this year’s expenses were approximately $2.8 million related to higher long-term incentive costs compared to $0.6 million in 2005. This increase was offset by a $2.5 million year-over-year decline in expenses relating to stock appreciation rights granted to certain former Canadian Pacific Limited employees.

Income Tax Expense (Recovery)
Income tax expense for the quarter was $6.8 million versus $2.5 million in 2005. In the first quarter, our international hotels in non-taxable jurisdictions typically generate losses and certain equity investments usually produce losses without tax benefits. Adjusting for these factors, our effective tax rate in the first quarter was approximately 30% in 2006.

Foreign Exchange

Impact of Canadian Dollar Appreciation in 2006 (millions of dollars, except per share data)	Period ended March 31

Operating revenues	$5.7
EBITDA	0.7
Interest	-
Amortization	(0.5)
Income Taxes	0.2
Net Income Impact	$0.4
EPS Impact	$0.01

Average Canadian dollar exchange rates in the first quarter of 2006 were approximately 6.6% higher than the same period in 2005. As it is difficult to accurately determine the impact that foreign exchange fluctuations have on business levels, if any, such impact has been excluded from the analysis above.

Liquidity and Capital Resources

Capitalization	March 31,	December 31,
(millions of dollars)	2006	2005

Cash	$278.4	$279.2

Current debt	$2.9	$2.8
Long-term debt	378.3	388.4
	381.2	391.2
Shareholders' equity
convertible notes (1)	19.2	19.2
common share equity (2)	1,681.1	1,671.8
	1,700.3	1,691.0

Total capitalization	$2,081.5	$2,082.2

Debt to total capitalization ratio	4.9%	5.4%
Debt to total asset ratio	4.1%	4.4%
Interest coverage (3)	8.1x	7.5x
(1) Amount of $270 million convertible notes related to conversion feature  (2) Includes contributed surplus, foreign currency translation adjustments and retained earnings (3) Calculated as 12 month trailing EBITDA divided by annual interest payments on debts outstanding at March 31, 2006.

Our consolidated net borrowing position improved to $102.8 million at March 31, 2006 from $112.0 million at the beginning of the year. At March 31, 2006, our primary sources of contractual obligations consisted of $270 million of convertible senior notes, $121.9 million of mortgage indebtedness and operating leases.

We have a $400 million unsecured credit facility. The interest rate on the unsecured credit facility is floating based on market interest rates plus a spread. At March 31, 2006, we had $101 million of letters of credit issued under this facility.

In the first quarter of 2006, FHR entered into a $19 million unsecured credit facility with a Canadian chartered bank for the issuance of letters of credit in support of change in control agreements. The terms of the credit facility are substantially the same as FHR's $400 million credit facility.

Contractual Obligations

	Payments Due by Period
(millions of dollars)	Total	< 1 year	1-3 Years	4-5 Years	After 5 Years
Long-term Debt	$381.2	$2.9	$340.7	$7.8	$29.8
Operating Leases	456.1	11.8	29.9	14.9	399.5
Purchase Obligations	8.1	8.1	-	-	-
Other	117.2	10.5	35.0	34.0	37.7
Total	$962.6	$33.3	$405.6	$56.7	$467.0

Contractual Commitments

	Commitment expiration per period
(millions of dollars)	Total	< 1 year	1-3 Years	4-5 Years	After 5 Years
Standby Letters of credit *	$119.7	$119.7	$-	$-	$-
Guarantees	7.5	7.5	-	-	-
Other	8.7	8.7	-	-	-
Total	$135.9	$135.9	$-	$-	$-

* FHR typically issues letters of credit against its lines of credit

Cash Flows

Cash generated from operating activities totaled $11 million for the first quarter of 2006 compared to $34.7 million last year. The decline is primarily due to the changes in non-cash working capital of $27.1 million, mainly as a result of income taxes payable. At December 31, 2005, there were current income taxes payable of $58 million largely due to the taxes payable on the gain on the sale of The Fairmont Orchid. $41 million of taxes due on this transaction were remitted in the first quarter of 2006. At the same time, funds generated from operations for the first quarter of 2006 were up $16.6 million, primarily as a result of higher net income and an increase in distributions from investments.

Expenditures on property and equipment totaled $12.4 million in the first quarter, down $14.2 million from 2005. During the quarter, FHR also collected $19.5 million of loans receivable that were made to the owners of certain of our managed hotels.

During the quarter ended March 31, 2006, FHR invested $8.0 million in connection with properties under construction that will be managed by Fairmont. $4.5 million was advanced in connection with a property being constructed on The Palm Jumeriah in Dubai, and $3.4 million was advanced for a 19% interest in a luxury private residence club in San Francisco, California.

Cash Flows	Three months ended March 31
(millions of dollars)	2006	2005

Inflows
Funds generated from operations	$38.1	$21.5
Changes in non-cash working capital	(27.1)	13.2
Cash generated from operations	11.0	34.7

Proceeds from sale of property and equipment	-	8.7

Total inflows	11.0	43.4

Outflows
Additions to property and equipment	(12.4)	(26.6)
Investments in partnerships and corporations	(8.0)	(4.2)
Issuance (repurchase) of common shares, net	4.5	(31.4)
Collection (issuance) of loans receivable	19.5	(31.6)
Dividends paid	(4.3)	(4.6)
Acquisitions of intangible assets	(0.2)	(22.8)

Total outflows	(0.9)	(121.2)

Net borrowing (repayment) of debt	(10.9)	45.1

Decrease in cash	$(0.8)	$(32.7)

Outstanding Common Share Data

	March 31,	December 31,
Shares Outstanding (in 000s)	2006	2005

Common shares	72,388.7	72,171.7
Potential issues of common shares:
Options issued to directors and employees	3,136.5	3,355.7
Conversion of convertible senior notes	7,156.1	7,156.1
(conversion price $37.73)

Implications of a Change in Control

The acquisition of the Company by affiliates of Kingdom Hotels International and Colony Capital will result in certain implications for FHR. These implications are listed below:

•	Stock Option Plans
The Company has a Key Employee Stock Option Plan (“KESOP”) whereby key officers, employees and consultants of the Company may be granted options to purchase common shares of FHR. These option grants vest over a four-year period. In the event of a change in control of the Company, all outstanding options are immediately exercisable. As at March 31, 2006, there were approximately 3.1 million options outstanding at a weighted average exercise price of $28.35 (in Canadian dollars) of which 2.7 million are currently exercisable. On a change in control all options will become exercisable.

•	Long-Term Incentive Plans
The Company has established long-term incentive plans for its executive officers and senior management that provide for annual grants that vest and pay out after a three-year performance period. A change in control would cause grants made under these plans in 2004 and 2005 to accelerate and be paid within 30 days of the date of the change in control based on performance for the period from the date of the grant to the change of control and without proration for the early termination. 2006 grants will not accelerate as a result of a change in control of FHR and thus no amounts will be payable in respect of such grants solely as a result of a change in control. As at March 31, 2006, in accordance with the vesting provisions, the Company has accrued over half of the estimated total obligation for the 2004 and 2005 grants.

•	Change in Control Agreements
The Company has entered into change in control agreements with its executive officers and certain other senior officers. Under these agreements, each of these officers is entitled to receive severance benefits if a change in control occurs and, within the three-year period following the change in control, if the individual’s employment is terminated by Fairmont other than for cause, disability, retirement or death, or by the individual for certain defined reasons. Pursuant to these agreements, the Company maintains letter of credit arrangements held in trust for the benefit of the officers for the purpose of ensuring the payment of the amounts under these agreements.

•	Other Implications
a)
Under the terms of the 3.75% Convertible Senior Notes (“Notes”), the acquisition, will constitute a “Reorganization” and a “Designated Event” as defined in the trust indenture for the Notes. As a result, as of April 17, 2006, the Notes became convertible at the option of the holders of these Notes. On March 31, 2006, a Notice was mailed to holders of these Notes containing details of the conversion of the Notes.

After the change of control, the Company will be entitled to satisfy any conversion of the Notes by way of a cash payment. In addition, FHR will be required to make an offer to purchase the outstanding Notes within 30 days after the change of control at par plus accrued interest. As at March 31, 2006, an aggregate of up to 7,156,107 common shares were issuable upon the conversion of the Notes.

b)
Under the terms of FHR’s revolving credit facility, the acquisition by any person or group of persons of beneficial ownership of more than 50% of the outstanding common shares constitutes an event of default. The Company intends to terminate the revolving credit facility prior to a change in control in order to avoid such event of default.

Pending Accounting Policy Changes

The following are upcoming changes to Canadian GAAP that may have an impact on our financial statement presentation. Details on these and any other recent accounting changes can be found on the website of the Accounting Standards Board of Canada at www.acsbcanada.org.

Financial instruments - recognition and measurement, hedges, comprehensive income and equity
In January 2005, the CICA released a new interrelated set of financial standards relating to recognition and measurement of financial instruments, hedging relationships and presentation of equity and comprehensive income. These standards are an attempt to harmonize Canadian and U.S. GAAP with respect to financial instruments and financial statement presentation. The Company will be required to apply these standards no later than the fiscal year ending December 31, 2007. The Company has not yet fully studied the effect that adoption of these standards will have on the consolidated financial statements. However, adoption may eliminate certain reconciling items between Canadian and U.S. GAAP.

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
(Stated in millions of U.S. dollars)

ASSETS

	March 31	December 31
	2006	2005
	(Unaudited)
Current assets
Cash and cash equivalents	$278.4	$279.2
Accounts receivable	79.7	91.7
Inventory	13.4	13.7
Prepaid expenses and other	12.9	14.6
	384.4	399.2
Investments in partnerships and
corporations (note 4)	150.3	155.1

Non-hotel real estate (note 3)	77.4	100.2

Property and equipment	1,306.6	1,308.8

Goodwill	164.8	164.8

Intangible assets	283.9	284.8

Other assets and deferred charges (note 3)	112.2	111.0

	$2,479.6	$2,523.9

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	148.2	$156.6
Income taxes payable	25.1	57.8
Dividends payable	-	4.3
Current portion of long-term debt	2.9	2.8
	176.2	221.5

Long-term debt	378.3	388.4

Other liabilities	129.5	123.5

Future income taxes	95.3	99.5

	779.3	832.9

Shareholders' Equity (note 7)	1,700.3	1,691.0

	$2,479.6	$2,523.9

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
(Stated in millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended March 31
	2006	2005

Revenues
Hotel ownership operations (note 9(d))	$150.1	$148.7
Management operations	13.6	12.5
Real estate activities (note 3)	33.0	7.5
	196.7	168.7
Other revenues from managed and franchised properties	11.9	10.6
	208.6	179.3

Expenses
Hotel ownership operations	110.9	117.9
Management operations	8.2	5.7
Real estate activities	30.8	6.4
General and administrative	10.5	10.6
Other (revenues) expenses (notes 5 and 11)	(0.2)	-
Amortization	15.5	16.5
	175.7	157.1
Other expenses from managed and franchised properties	11.8	10.6
	187.5	167.7
Loss from equity investments and other	(6.4)	(5.9)

Operating income	14.7	5.7

Interest expense, net	2.7	7.2
Income (loss) before income tax expense	12.0	(1.5)

Income tax expense (recovery)
Current	11.1	4.3
Future	(4.3)	(1.8)
	6.8	2.5

Net income (loss)	$5.2	$(4.0)

Weighted average number of common shares outstanding (in millions) (note 7)
Basic	72.3	75.9
Diluted	80.8	84.1

Basic earnings (loss) per common share	$0.07	$(0.05)
Diluted earnings (loss) per common share	$0.07	$(0.05)

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Cash Flows
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended March 31
	2006	2005
Cash provided by (used in)

Operating activities
Net income (loss)	$5.2	$(4.0)
Items not affecting cash
Amortization of property and equipment	14.5	15.8
Amortization of intangible assets	1.0	0.7
Loss from equity investments and other	6.4	5.9
Future income taxes	(4.3)	(1.8)
Unrealized foreign exchange gain	(1.3)	(0.2)
Other	5.8	0.4
Distributions from investments	6.5	1.7
Changes in non-hotel real estate	4.3	3.0
Changes in non-cash working capital items (note 8)	(27.1)	13.2

	11.0	34.7
Investing activities
Additions to property and equipment	(12.4)	(26.6)
Proceeds from sale of property and equipment	-	8.7
Investments in partnerships and corporations	(8.0)	(4.2)
Collection of loans receivable	19.5	-
Issuance of loans receivable	-	(31.6)
Acquisitions of intangible assets	(0.2)	(22.8)

	(1.1)	(76.5)
Financing activities
Issuance of long-term debt	-	48.6
Repayment of long-term debt	(10.9)	(3.5)
Issuance of common shares	4.5	1.4
Repurchase of common shares	-	(32.8)
Dividends paid	(4.3)	(4.6)

	(10.7)	9.1

Effect of foreign exchange rate changes on cash and cash equivalents	-	-

Increase (decrease) in cash and cash equivalents	(0.8)	(32.7)

Cash and cash equivalents - beginning of period	279.2	99.1

Cash and cash equivalents - end of period	$278.4	$66.4

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Retained Earnings
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended March 31
	2006	2005

Balance - Beginning of period	$269.5	$189.2
Net income (loss)	5.2	(4.0)
	274.7	185.2
Repurchase of common shares (note 7)	-	(20.5)
Balance - End of period	$274.7	$164.7

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

1.
Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") has operated and owned hotels and resorts for over 119 years, and currently manages properties, principally under the Fairmont and Delta brands. As at March 31, 2006, FHR managed or franchised 87 luxury and first-class hotels. FHR owns Fairmont Hotels Inc. ("Fairmont") which, as at March 31, 2006, managed 49 luxury properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados, the United Kingdom, Monaco, Kenya and the United Arab Emirates. Delta Hotels Limited ("Delta"), a wholly-owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts as at March 31, 2006.

In addition to hotel and resort management, as at March 31, 2006, FHR had hotel ownership interests ranging from approximately 15% to 100% in 21 properties, located in Canada, the United States, Mexico, Bermuda, Barbados, Monaco and the United Arab Emirates. FHR also has an approximate 24% equity interest in Legacy Hotels Real Estate Investment Trust ("Legacy") as at March 31, 2006, which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has a vacation ownership product.

Results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year. The income tax rate is also higher in the first quarter, as hotels in non-taxable jurisdictions typically generate losses and certain equity investments usually produce losses without tax benefits.

2.
These quarterly consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005. The accounting policies used in the preparation of these quarterly consolidated financial statements are consistent with the accounting policies used in the December 31, 2005 audited consolidated financial statements.

3.
During the quarter ended March 31, 2006, FHR sold two parcels of land in Toronto for proceeds of $28.3, including vendor take-back mortgages of $18.5 due in 2010. The vendor take-back mortgages, included in other assets and deferred charges, are interest-free and have been discounted to reflect their present values using market interest rates. FHR recorded an after-tax gain of $3.0 related to these transactions. These transactions did not give rise to any income taxes payable.

4.
In 2005, FHR agreed to invest up to $10.3 to acquire an approximate 11% interest in a property being constructed on The Palm Jumeriah in Dubai and to obtain a long-term management contract. During the quarter ended March 31, 2006, FHR invested $4.5 in connection with this agreement. The resort is expected to be completed in 2008.

During the quarter ended March 31, 2006, FHR invested $3.4 for a 19% interest in a luxury private residence club currently being developed in San Francisco, California and to obtain a long-term management contract. The private residence club is expected to be completed in 2007.

5.
In January 2006, the owner of The Fairmont Kansas City sold the property to a new owner that is also an operator of hotels. The new owner of the hotel decided to manage the property and, as such, has terminated the hotel management agreement with Fairmont, effective January 12, 2006. Under this arrangement, Fairmont received a net settlement of $3.5 that is included in other (revenues) expenses.

6.
In November 2005, FHR initiated a restructuring plan. In connection with this plan, the Company incurred $3.3 of severance costs and $1.2 of lease termination costs that were expensed in 2005. As at March 31, 2006, approximately $0.6 remains unpaid associated with outstanding severance costs.

7.	Shareholders' equity

	March 31	December 31
	2006	2005

Common shares	$1,105.8	$1,101.3
Other equity	19.2	19.2
Contributed surplus	144.3	144.1
Foreign currency translation adjustments	156.3	156.9
Retained earnings	274.7	269.5

	$1,700.3	$1,691.0

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

Diluted earnings (loss) is calculated as follows:
	Three months ended March 31
	2006	2005

Reported net income (loss)	$5.2	$(4.0)
Interest expense adjustment [1]	2.6	2.6

Adjusted net income (loss)	$7.8	$(1.4)

The diluted weighted-average number of common shares outstanding (in millions) is calculated as follows:

	Three months ended March 31
	2006	2005
		(restated)

Weighted-average number of common shares
outstanding - basic	72.3	75.9
Stock options [2]	1.3	1.0
Dilutive effect of contingently convertible debt [1]	7.2	7.2
Weighted-average number of common shares
outstanding - diluted	80.8	84.1

1 For the three months ended March 31, 2006 and 2005, the impact of contingently convertible debt has been excluded from the calculation of diluted earnings (loss) per common share, as their effect is anti-dilutive.

2 For the three months ended March 31, 2005, the impact of stock options has been excluded from the calculation of diluted loss per common share, as their effect is anti-dilutive.

Effective October 31, 2005, FHR may repurchase for cancellation up to 10% of its outstanding common shares. The amounts and timing of repurchases are at FHR's discretion. Under the normal course issuer bid, FHR repurchased nil shares for cancellation in the first quarter (March 31, 2005-1,026,000). Total consideration relating to the March 31, 2005 repurchases amounted to $32.8 of which $17.5 was charged to retained earnings. Also during the three months ended March 31, 2005, an additional $3.0 was reclassified to retained earnings relating to treasury stock. During the three months ended March 31, 2006, FHR issued 216,952 shares pursuant to the Stock Option Plan for which $4.5 was credited to common shares for proceeds from options exercised (March 31, 2005-$1.4). At March 31, 2006, 72,388,687 common shares were outstanding (December 31, 2005 - 72,171,735).

During the three months ended March 31, 2006, no stock options were granted. Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 but before January 1, 2003, net income (loss) and basic and diluted earnings (loss) per share would have been:

	Three months ended March 31
	2006	2005

Reported net income (loss)	$5.2	$(4.0)
Net income (loss) assuming fair value method used	$5.2	$(4.1)

Assuming fair value method used
Basic earnings (loss) per share	$0.07	$(0.05)
Diluted earnings (loss) per share	$0.07	$(0.05)

8.	Changes in non-cash working capital:

	Three months ended March 31
	2006	2005
(Increase) decrease in current assets
Accounts receivable	$12.0	$10.9
Inventory	0.3	0.9
Prepaid expenses and other	1.7	1.2

Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(8.4)	3.7
Income taxes payable	(32.7)	(3.5)

	$(27.1)	$13.2

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

9.	Segmented Information

FHR has four reportable segments in two core business activities, ownership and management operations. The segments are hotel ownership, real estate activities, Fairmont and Delta. Results of individual properties comprise one operating segment. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 21 properties and an approximate 24% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consist primarily of two undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is an international luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

The performance of all segments is evaluated by management primarily on earnings before interest, taxes and amortization ("EBITDA"), which management defines as income before interest, income taxes and amortization. EBITDA includes income or loss from equity investments. General and administrative expenses, other (revenues) expenses, amortization, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR's reportable segments:

	Three months ended March 31, 2006
	Ownership		Management
	Hotel Ownership	Real estate activities	Fairmont	Delta	General and administrative and other (e)	Inter-segment elimination (a)	Total

Operating revenues (d)	$150.1	$33.0	$15.7	$3.0	$-	$(5.1)	$196.7
Other revenues from managed and franchised properties	-	-	9.0	2.9	-	-	11.9
							208.6
Loss from equity investments and other	(6.4)	-	-	-	-	-	(6.4)
EBITDA (b)	27.7	2.2	8.6	1.9	(10.3)	0.1	30.2
Total assets (c)	1,858.0	114.9	437.2	82.6	-	(13.1)	2,479.6
Capital expenditures	11.4	-	1.0	-	-	-	12.4

	Three months ended March 31, 2005
	Ownership		Management
	Hotel Ownership	Real estate activities	Fairmont	Delta	General and administrative and other (e)	Inter-segment elimination (a)	Total

Operating revenues (d)	$148.7	$7.5	$14.8	$2.7	$-	$(5.0)	$168.7
Other revenues from managed and franchised properties	-	-	7.7	2.9	-	-	10.6
							179.3
Loss from equity investments and other	(5.9)	-	-	-	-	-	(5.9)
EBITDA (b)	19.9	1.1	10.2	1.6	(10.6)	-	22.2
Total assets (c)	1,790.6	108.2	433.9	79.9	-	(1.6)	2,411.0
Capital expenditures	25.4	-	1.2	-	-	-	26.6

(a) For the three months ended March 31, 2006, operating revenues include management fees that are charged by Fairmont of $5.0 (2005 - $4.9) and Delta of $0.1 (2005 - $0.1) to the hotel ownership operations, which are eliminated on consolidation. EBITDA includes expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets have been reduced for the elimination of corporate assets and inter-segment loans.

(b) A reconciliation of aggregate EBITDA of the reportable segments to net income is as follows:

	Three months ended March 31
	2006	2005

EBITDA	$30.2	$22.2
Amortization	(15.5)	(16.5)
Interest expense, net	(2.7)	(7.2)
Income tax expense	(6.8)	(2.5)

Net income (loss)	$5.2	$(4.0)

(c) Hotel ownership assets include $149.7 (2005 - $154.1) of investments accounted for using the equity method.

(d) A breakdown of the Company's hotel ownership operations revenues are as follows:

	Three months ended March 31
	2006	2005

Rooms revenue	$78.9	$80.3
Food and beverage revenue	52.0	49.8
Other	19.2	18.6

	$150.1	$148.7

(e) General and administrative and other includes general and administrative expenses and other (revenues) expenses.

10.	FHR recorded pension and other post employment benefit expenses as follows:

	Three months ended March 31
	2006	2005

Pension	$0.6	$0.4
Other post-employment benefits	0.1	0.1
	$0.7	$0.5

11.	Subsequent events

On January 30, 2006, FHR announced that it had entered into an Acquisition Agreement whereby Kingdom Hotels International and Colony Capital will acquire all of FHR’s outstanding common shares at a price of $45.00 per share. The transaction is to be carried out by way of a statutory plan of arrangement. In April 2006, shareholder and court approvals of the plan of arrangement were obtained. In May 2006, all regulatory approvals required to complete the acquisition were obtained. During the three months ended March 31, 2006, FHR incurred $3.3 of legal and financial advisory costs for services rendered relating to this transaction. This has been charged to other (revenues) expenses. This transaction is expected to close on May 11, 2006, at which time FHR will be obligated to incur additional costs of approximately $25 relating to financial and legal advisory fees.

12.	Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2006.